Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

March 31, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the annual financial results for the Company's year ended December 31, 2008.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 31, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	March 31, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

2008 Year End Financial Results

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is pleased to announce the annual financial results for the Company's year ended December 31, 2008. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights from the year end and fourth quarter. Shareholders or interested parties are encouraged to review the complete financial statements for further details.

Gross Revenue for 2008	$56.1 million
Net Revenue for 2008	$44.3 million
Net Revenue for 4th Quarter	$9.1 million
Mine Operating Earnings for 2008	$7.5 million
Mine Operating Loss for 4th Quarter	$1.1 million
Operating Cash Flow for 2008 (before working capital changes)	$4.6 million
Total Equivalent Silver Production for 2008	4,229,998 ounces
Total Cash Costs per Silver Ounce for the year	US$5.87
Total Mining Costs per Tonne for the year	US$43.08
Cash in Treasury, currently	$32.2 million

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Total annual production for 2008 increased by 18% to 4,229,998 ounces of silver equivalents, including 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc. This compares to the 3,584,265 ounces of silver equivalents produced in 2007 consisting of 3,170,139 ounces of silver, 2,049 ounces of gold and 2,924,146 pounds of lead.

  Gross revenue for 2008, prior to smelting charges, was $56.1 million compared to $45.8 million in 2007, an increase of 22.4%. In 2008 the Company shipped 3,590,202 ounces of silver equivalents at an average price of $15.63 per ounce (US$14.66) compared to 3,461,560 ounces in 2007 at an average price of $13.24 (US$12.33).

  Due to low metal prices in the latter half of 2008, the Company elected to carry 553,923 ounces of equivalent silver in inventory over the year end from its annual production. The inventory at year end consisted of 429,652 ounces in stockpiles, 101,755 ounces of finished product and 22,516 ounces in process. These ounces are expected to be sold throughout 2009.

  Sales revenue (after smelting, refining and transportation charges) for the year ended December 31, 2008 was $44.3 million; an increase of 3% compared to $42.9 million for the year ended December 31, 2007. Smelting, refining and transportation charges increased from $2.9 million in 2007 to $11.8 million in 2008. A primary focus of the Company in 2009 is to increase its scale of operations and to shift its mix of production from concentrates toward Doré production to reduce its smelting charges and increase net revenues. Average smelting and transportation charges for Doré in 2008 were US$0.39 per equivalent ounce whereas for concentrates were US$4.78 per equivalent ounce.

  Direct cash costs per ounce of silver for the year ended December 31, 2008 decreased to US$5.87 per ounce of silver, compared to US$7.06 per ounce of silver for the year ended December 31, 2007 and US$6.37 per ounce of silver for the fourth quarter of 2008 compared to US$7.97 per ounce of silver for the fourth quarter of 2007 due to higher silver ounces produced in 2008.

  Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for Doré and concentrate smelting which have positively impacted costs for 2009.

  At the La Encantada Silver Mine, construction began in June 2008 on the new US$21.6 million cyanidation plant which will have a capacity of 3,500 tonnes per day (“tpd”) once completed. The plant is scheduled to commence operations in July 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of Doré bars.

  Reserve and Resource development was a high priority for the Company in 2008, leading to substantial increases in Reserves and Resources at all of its operating mines. On a consolidated basis, Proven and Probable Reserves increased by 102% to 47.8 million equivalent ounces of silver, compared to 23.7 million equivalent ounces of silver at the end of 2007. Measured and Indicated Resources increased by 9% to 92.3 million equivalent ounces of silver in 2008, compared to 85.1 million equivalent ounces of silver at the end of 2007. Inferred Resources increased by 113% to 158.8 million equivalent ounces of silver in 2008, compared to 74.7 million equivalent ounces of silver at the end of 2007.

  During 2008, the Company invested $30.1 million in capital expenditures on its mineral properties, and a further $18.0 million on additions to plant and equipment.

  Mine operating earnings for the year ended December 31, 2008 was $7.5 million, an increase of 7% compared to mine operating earnings of $7.0 million for the year ended December 31, 2007.

  The Company reduced its operating loss for 2008 to $3.7 million, a 14% reduction compared to an operating loss of $4.3 million for the year ended December 31, 2007.

  The Company incurred a net loss after taxes of $5.1 million for the year ended December 31, 2008, compared to a net loss after taxes of $7.2 million for the year ended December 31, 2007. The net loss after taxes for this year was after deducting a non-cash stock-based compensation expense of $3.7 million (2007 - $3.9 million) and recording a recovery for future income taxes of $2.1 million.

  Subsequent to December 31, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine, including the completion of the 3,500 tonne-per-day cyanidation plant, and the remainder for general working capital.

  On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a CLEAN INDUSTRY CERTIFICATE to one of the Company’s wholly owned subsidiaries, First Majestic Plata, SA de CV, regarding its activities at the La Parrilla Silver Mine (La Parrilla). This Certificate is a significant milestone for the Company and was achieved after twenty nine months of Voluntary Environmental Audit work, which demonstrates the Company’s sustained focus in complying with international and Mexican mining standards.

  On March 12, 2009, the Centro Mexicano para la Filantropia (CEMEFI) awarded First Majestic the Socially Responsible Business Distinction for 2008 (Distintivo Empressa Socialmente Responsable 2008). This marks the first time that First Majestic has achieved this annual award of distinction. This award is a significant milestone for the Company and was accomplished after having demonstrated responsibility, transparency and sustainability within its operations and projects in Mexico.

2009 Outlook

PRODUCTION DATA	La Encantada	La Parrilla	San Martin	Consolidated
Tonnes Milled	611,800	275,358	307,753	1,194,911
Silver head grades (grams/tonne)	212	250	150	205
Silver recoveries	60%	75%	80%	68%
Silver ounces	2,572,301	1,604,776	1,187,470	5,364,547
Gold ounces	15	465	1,187	1,667
Lead tonnes	944	1,322	-	2,266
Silver equivalent ounces (1)	2,668,627	1,769,154	1,266,625	5,704,406
AVERAGE COSTS
Production costs per ounce (US$)	4.71	6.83	9.10	6.40
Smelting/refining per ounce (US$)	1.38	1.23	0.28	1.09
Transport and marketing per ounce (US$)	0.17	0.18	0.16	0.17
Production costs per tonne (US$)	21.72	39.79	35.10	28.84

(1)	Pricing assumptions for equivalents – Au = US$800/oz., Pb = US$0.55/oz., Zn = US$0.50/oz.

Silver production is expected to increase in mid 2009 when the La Encantada plant expansion is completed and plant capacity has been increased from the current 1,000 tpd to 3,500 tpd. The Company expects to gradually bring the new cyanidation plant into production beginning with production of 1,000 tpd in July, 2,000 tpd in August, 3,000 tpd in September, and achieving full capacity in October. Capital expenditures at the La Encantada mine are expected to amount to US$21.6 million upon completion.

Smelting and refining charges are expected to decrease in 2009 due to new refining and smelting agreements entered into in February 2009 for Doré and concentrate production. With the shift in production at the La Encantada mine from concentrate to Doré, the global mix of Doré and concentrate production will increase from the current 49% to 92% Doré production by the fourth quarter of 2009.

Sales of coins, ingots and bullion will increase in the year from 5% of production in Q1/09, to approximately 10% by the end of Q2/09 and will remain at that level for the balance of 2009. These sales result in approximately a 10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.